April 17, 2014

Mr. Terence O’Brien
Accounting Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:           Matthews International Corporation
Form 10-K for the Year Ended September 30, 2013
Filed November 27, 2013
Form 10-Q for the Period Ended December 31, 2013
Filed February 5, 2014
File Number 000-09115

Dear Mr. O’Brien:

Pursuant to your request, Matthews International Corporation (“Matthews” or the “Company”) provides the following responses to the comments provided in your letter dated March 20, 2014.

Form 10-K for the Year Ended September 30, 2013

Management’s Discussion and Analysis

Results of Operations, page 19

Securities and Exchange Commission (“SEC”) Comment No. 2:

Please quantify the impact of each significant factor when multiple factors materially impact your consolidated or segment results.  For example, sales for the Graphics Imaging segment increased by $34.7 million from fiscal 2012 to fiscal 2013, which resulted principally from the acquisition of Wetzel, partially offset by lower sales volume in the segment’s principal markets due to soft economic conditions.  Please separately quantify the impact of the acquisition and the impact of lower sales volume.  Refer to Items 303(a)(3)(i) and (iii) of Regulation S-K as well as Financial Reporting Codification 501.04.

Response:

The Company acknowledges the Staff’s comment and, in future filings in which it discloses multiple factors that materially impact consolidated and segment results, will quantify, to the extent practical, the impact of each such factor.  In the example referenced in the Staff’s comment, the Company’s revised disclosure will be consistent with the following (changes are underlined):

In the Company’s Brand Solutions businesses, sales for the Graphics Imaging segment in fiscal 2013 were $294.6 million, compared to $259.9 million a year ago.  The acquisition of Wetzel Holding AG, Wetzel GmbH and certain related affiliates (collectively “Wetzel”) in November 2012 contributed $43.2 million to the segment’s sales in fiscal 2013.  The increase was partially offset by lower sales volume in the segment’s principal markets due to soft economic conditions, particularly in Europe.

SEC Comment No. 3:

You discuss the impact of unusual charges on operating profit and segment operating profit.  It appears that certain of these charges including strategic cost-structure initiatives have been incurred in multiple years.  In this regard, please clarify how you determined it was appropriate to characterize these costs as unusual.  Please see Compliance and Disclosures Interpretation 102.03 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. Please also separately quantify each item that you are characterizing as unusual.

Response:

Net unusual items were $14.1 million and $7.8 million in fiscal 2013 and 2012, respectively.  In fiscal 2013, unusual items primarily included costs related to the implementation of strategic cost-reduction initiatives (including severance and other costs) (expense of $17.3 million), costs related to operational and systems improvements (expenses of $1.3 million), acquisition-related expenses, including adjustments to contingent consideration (income of $6.1 million), and a charge related to the impairment of a trade name (expense of $1.6 million).  In fiscal 2012, unusual items primarily included costs related to operational and systems improvements (expense of $3.7 million), and costs related to the implementation of strategic initiatives (including severance and other costs) (expense of $4.1 million).

These costs were incurred for specific individual projects which are expected to cover multiple periods due to the significance of the initiatives and the phased implementation across our separate business units.  At the time of the disclosure, due to the significance of the above noted amounts in fiscal 2013 and 2012, the Company determined that disclosure of these items provides readers of the Company’s financial statements a meaningful comparison of the Company’s year-over-year consolidated and segment core operating performance.  In future filings, the Company will not label these or similar items as unusual and will include the specific description of any significant items.

SEC Comment No. 4:

In regards to the strategic cost-structure initiatives, please tell us what consideration you gave as to whether these represent exit or disposal cost obligations and correspondingly whether you should provide the disclosures called for by ASC 420-10-50 and SAB Topic 5:P.4.  Please also refer to the transactions and activities covered by ASC 420-10 which are discussed in ASC 420-10-15-3 through 15-5.

Response:

During fiscal 2013, the Company’s strategic cost-structure initiatives primarily consisted of consulting fees related to the development of a “lean” manufacturing program, transition costs associated with information technology outsourcing, a strategic sourcing project and severance costs related to these initiatives.  The only portion of the costs subject to disclosure called for by ASC 420-10 is approximately $2.7 million of involuntary termination costs that were generally paid in the period that they were incurred.  Based upon the amount of the expense and the timing of the payments, the Company determined that these costs were not material and therefore the disclosure called for by ASC 420-10 was not necessary.

Financial Statements

Notes to Financial Statements

Note 2.  Summary of Significant Accounting Policies

Trade Receivables and Allowance for Doubtful Accounts, page 43

SEC Comment No. 5:

The information provided in Schedule II indicates that you have determined that $1 to $2 million of your accounts receivable have not been collectible during each year over the past three years.  Your allowance for doubtful accounts as of September 30, 2013 represents approximately five times the amount of accounts receivable determined to be uncollectible during the year ended September 30, 2013.  Please help us better understand the factors you consider in determining that your allowance for doubtful accounts is fairly stated at the end of each period.  Please tell us what consideration you give to your days sales outstanding as well as the aging of your receivables.  Please also provide us with your accounts receivable aging analysis as of September 30, 2013 and tell us how much of the accounts receivable balance as of September 30, 2013 has been subsequently collected.

Response:

As noted in Note 2. Summary of Significant Accounting Policies, “The allowance for doubtful accounts is based on an evaluation of specific customer accounts for which available facts and circumstances indicate collectability may be uncertain.  In addition, the allowance includes a reserve for all customers based on historical collection experience.”  The Company’s total allowance for doubtful accounts at September 30, 2013 was $10.0 million, or approximately five percent (5%) of the consolidated gross accounts receivable balance. The allowance for doubtful accounts reflects the Company’s estimate of probable bad debt expense based upon the inherent credit risk of the accounts receivable portfolio.  The evaluation of inherent credit risk takes into account the aging categories of the accounts receivable, as well as the markets served, including a combination of industries and geographic regions.  The Company does not generally use average days sales outstanding as a criterion in its determination of collectability or as a measure for determining the reserve.

A significant number of the Company’s memorialization customers are small businesses whose profitability can be significantly impacted by changes in death rates and the economy.  Many of these businesses may also have limited access to normal credit channels due to the specialized nature of their business assets and operations.

In recent years, domestic and global economic conditions have increased the Company’s assessment of accounts receivable portfolio risk.  Domestic credit markets remain challenging, potentially still affecting credit extended to small businesses.  The European economy has also struggled, particularly in the U.K., southern and eastern Europe, and Asia, where the Company has Cemetery Products, Cremation and Graphics Imaging businesses.  In addition, in certain of these markets extended payment terms are more prevalent, increasing the credit risk.  It is noted that the Company’s allowance for doubtful accounts over the past five years has trended with the economic recession and subsequent improvement.  The Company’s allowance for doubtful accounts peaked as of September 30, 2009 at approximately 8.3% of gross accounts receivable, and has declined in each of the subsequent years, to 6.9%, 6.1%, 6.0%, and 5.0% in fiscal 2010, 2011, 2012 and 2013, respectively.

The Company’s policy with regards to the write-off of accounts receivable is to pursue collection to the fullest extent possible before writing off an account.  Therefore, the amount of elapsed time from identifying an account subject to collection, through internal and external collection efforts (potentially including through bankruptcy proceedings) may be lengthy, and can potentially span several years.

Given the factors outlined above, we believe that our allowance for doubtful accounts is reasonable based upon the facts and financial conditions that existed at September 30, 2013.  The Company continuously monitors the ability of our customer base to adequately finance their working capital requirements as well as other developments in the economic environment impacting our customers.  As circumstances change, we will adjust our allowance for doubtful accounts accordingly.

In response to your request, of the Company’s consolidated accounts receivable, by aging category, at September 30, 2013 approximated the following:

Aging Category	Approximate Balance
Current	$141.2 million
1 – 30 days past due	25.7 million
31 – 60 days past due	8.8 million
61 – 90 days past due	5.0 million
91 – 180 days past due	11.3 million
181 – 270 days past due	1.3 million
271 – 360 days past due	1.0 million
Over 360 days past due	4.1 million

As of September 30, 2013, accounts in excess of 90 days past due totaled approximately $17.7 million, compared to the reserve balance of $10.0 million.

The Company estimates that approximately $172 million of the accounts receivable outstanding at September 30, 2013 have been collected.

Note 17.   Acquisitions, page 63

SEC Comment No. 6:

In regard to your purchases of additional interests in entities which you previously consolidated, please provide the disclosures required by ASC 810-10-50-1 A(d).  Please also refer to the example provided in ASC 810-10-55-4L regarding the presentation of purchases of subsidiary shares from noncontrolling interests.

Response:

The three transactions that were completed in fiscal 2013 related to small acquisitions that, in aggregate, represented 2.4%, 2.1% and 1.7% of the Company’s consolidated sales, operating profit and net income, respectively, for the fiscal year ended September 30, 2013.  The net cash outlay for the transactions was approximately $2.5 million and the aggregate impact on noncontrolling interest was approximately $1.7 million.  Based on the above factors, the Company determined that the transactions, individually and in the aggregate were immaterial to the Company’s consolidated financial statements taken as a whole.  The Company has generally disclosed the occurrence of immaterial acquisitions only to inform investors of the transactions.  As such, the Company did not include the disclosures in ASC 810-10-50based on materiality.

Form 10-Q for the Period Ended December 31, 2013

General

SEC Comment No. 7:

During your earnings call held on January 24, 2014, you indicated that you are currently in a legal dispute with one of your competitors in the Funeral Home Products segment.  Due to the extent of anticipated cost in connection with the litigation with this matter, you are including this expense in unusual items in fiscal 2014.  Please tell us what consideration you gave to providing disclosures related to this matter pursuant to ASC 450-20.

Response:

The legal dispute arose from a cause of action wherein the Company initially was the plaintiff, and not the defendant, in the litigation.  After the original cause of action was initiated by the Company, the defendants filed claims against the Company,  The Company continues to maintain that the counter claims are meritless and do not result in the likelihood of an adverse damage verdict.  Instead, the reference to the litigation expenses represents the costs for external counsel that are expected to continue to be significant until the litigation is concluded.  The Company has assessed the litigation and has concluded that no loss contingency was warranted pursuant to ASC 450-20.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC, that the SEC Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the above matters, please contact me at 412-442-8262.

Sincerely,

/s/Steven F. Nicola
Steven F. Nicola
Chief Financial Officer